貝克·麥堅時律師事務所

10 Harcourt Road
[redacted]
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07023356

HUADIAN 12g3-2(b)
File No. 82-4932

Our ref: 32073984-130435

May 2, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Division of Corporation Finance
- International Mail Stop 3-2

By Hand

SEC Mail Processing Section RECEIVED MAY - 4 2007 WASH. D.C. 186

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 30, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PP Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

PROCESSED
MAY 1 5 2007
THOMSON FINANCIAL

5/10

BAKER & MCKENZIE

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on April 30, 2007:

1. Notice of Annual General Meeting, released on April 23, 2007.
2. Circular - Notice of Annual General Meeting, released on April 23, 2007.
3. Proxy Form for Use at the Annual General Meeting, released on April 23, 2007.
4. Reply Slip for Attendance, released on April 23, 2007.
5. Overseas Regulatory Announcement - Resolutions of the 17th Meeting of the 4th Session of the Board of Directors, released on April 30, 2007.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors (the "Board") of 華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "Company") has resolved that the 2006 Annual General Meeting ("AGM") of the Company will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 10 a.m. on Tuesday, 12 June 2007 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Board for the year 2006.

2. To consider and approve the report of the Supervisory Committee for the year 2006.

3. To consider and approve the audited financial statements for the year 2006.

4. To consider and approve the profit distribution proposal for the year 2006. *(Note 1)*

5. To consider and approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31 December 2007, and to authorize the Board to determine their remunerations.

6. To consider and approve the report of the Independent Non-executive Directors for the year 2006. *(Note 2)*

7. To consider and approve the resolution concerning the elections of Mr. Chen Bin and Mr. Zhong Tonglin as Directors of the Company. *(Note 3)*

8. To consider and approve the resolution concerning the issuance of short-term debentures. *(Note 4)*

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
20 April 2007

Notes:

1. Profit distribution proposal of the Company for the Year 2006

As audited by KPMG and KPMG Huazhen, net profit attributable to shareholders of the Company for the financial year ended 31 December 2006, based on the financial reports of the Company, its subsidiaries and jointly controlled company (the "Group") prepared under International Financial Reporting Standards ("IFRS") was RMB 1,201,201,000; and net profit attributable to shareholders of the Company, based on the financial reports of the Group prepared under PRC Accounting Standards and Regulations ("PRC GAAP") was RMB 1,121,886,000. The Company shall transfer 10% of its net profit attributable to shareholders for 2006 as shown in the accounts prepared under PRC GAAP (i.e. an amount of RMB 112,189,000) to the statutory surplus reserve. Moreover, according to the Notice on accounting issues relating to the implementation of the Company Law of the PRC promulgated by the Ministry of Finance (Cai Qi [2006] No.67), the Group transferred the balance of the statutory public welfare fund as at 31 December 2005 amounting to RMB 379,434,000 to statutory surplus reserve. As disclosed in the Company's 2006 annual results announcement dated 23 March 2007, the Board recommended the payment of a final dividend of RMB 0.062 per share (including tax) for the financial year ended 31 December 2006, totaling approximately RMB 373,307,220.

2. Report of the Independent Non-executive Directors

The report of the Independent Non-executive Directors of the Company for the year 2006 is prepared in compliance with the relevant and applicable PRC regulatory requirements, and will be proposed for approval by the Company's shareholders at the AGM as required under such requirements. The report is available on the website of the Shanghai Stock Exchange of the PRC at http://www.ssc.com.cn.

3. **Elections of Mr. Chen Bin and Mr. Zhong Tonglin as Directors of the Company**

The sixteenth meeting of the forth session of the Board nominated Mr. Chen Bin and Mr. Zhong Tonglin as candidates for Directors of the Company in accordance with the recommendation of shareholders of the Company. After considering the proposal to nominate Mr. Chen Bin and Mr. Zhong Tonglin as candidates for Directors of the Company, the Board submitted such proposal to AGM for approval. The term of office as Directors for Mr. Chen Bin and Mr. Zhong Tonglin will last until the date on which the forth session of the Board expires and they are subject to re-election. Mr. Chen Bin and Mr. Zhong Tonglin do not have any equity interests in the Company at present. During their term of office as directors, the Board will determine their remunerations.

(1) Accumulative Poll

In accordance with the relative PRC rules and the relevant regulations of the articles of association the Company, the election and re-election of Directors will adopt the method of accumulative poll. Therefore, each share held by the shareholders participating in the poll shall have the voting rights equal to the number of candidates for Directors (i.e. 2), and every shareholder may either cast all its ballots to one candidate or to two candidates separately. The number of ballots (including ballot "for" and "against") cast for all the candidates by each shareholder shall not exceed the total number of ballots it is entitled to.

(2) Resiganation of Mr. Zhang Bingju and Mr. Tian Peiting

Mr. Zhang Bingju (張炳炬) and Mr. Tian Peiting (田沛亭),each a director of the Company currently in office, has each indicated that he will, for the reasons of work reallocation, resign as a director of the Company with effect from the conclusion of the AGM.

Mr. Zhang and Mr. Tian have confirmed to the Company respectively that each of them is not aware of any matters about the Company that need to be brought to the attention of the shareholders.

(3) Biographical details of Mr. Chen Bin and Mr. Zhong Tonglin:

Mr. Chen Bin, Chinese, born in November 1958, holds a bachelor's degree in law, is an engineer and is currently the Head of Marketing Department of China Huadian Corporation. Mr. Chen graduated from Hebei University and has 27 years' experience in electric power management. Mr. Chen joined the People's Liberation Army in 1976. From 1980, Mr. Chen has successively held such positions as Clerk of the Communist Party of China ("CPC") Committee, Technician and Deputy Head of Overhaul Section of Hangzhou Zhakou Power Plant; Clerk and Deputy Head of Working Office of Power Bureau of Zhejiang Province; Deputy Factory Director in charge of production and Factory Director of Hangzhou Banshan Power Plant; the General Manager and Secretary to the CPC Committee of Hangzhou Banshan Power Company Limited; Head of, and Secretary to the CPC Committee of Zhejiang Representative Office of China Huadian Corporation.

Mr. Zhong Tonglin, Chinese, born in February 1960, holds a master's degree, is a senior engineer and is currently the Deputy General Manager of the Company. He is also the Chairman of Anhui Chizhou Jiuhua Power Generation Company Limited, the Chairman of Huadian Weifang Power Company Limited, Vice Chairman of Sichuan Guangan Power Generation Company Limited, Vice Chairman of Ningxia Power Generation (Group) Company Limited, and Director of Huadian Qingdao Power Generation Company Limited. Mr. Zhong graduated from the Shanghai Electric Power College. He has 24 years' experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr. Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No.3 Electric and Construction Company and Shandong Electric Power Group Corporation.

4. **Issuance of short-term debentures of the Company**

To consider and approve the issuance of short-term debentures with a ceiling of RMB 4.0 billion within the PRC from the conclusion of the 2006 AGM to the conlusion of the 2007 AGM. Such issuance can be once off or multiple, and the sum of short-term debenture repaid can be re-issued subject to the total sum of short-term debenture not exceeding RMB 4.0 billion at any time within the term of authorization. Such resolution is in lieu of the issuance of short-term debenture by the Company with principal value not exceeding RMB 4.0 billion, which is authorized by the Extraordinary General Meeting held on 5 February 2007. The Company confirms that it has not issued any short-term debentures based on such authorization up to now.

To authorize any one of the Executive Directors or the Chief Accountant to handle matters in relation to the short-term debentures application and issuance of short-term debentures including the determination of timing, interest rate, plan and use of proceeds, and execution of the documents and agreements required for application and issuance including the underwriting agreement and the offering prospectus.

5. **Eligibilty of attending the AGM and payment of dividends**

Shareholders of the Company's H shares whose names appear on the Company's register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 11 May 2007 ("Registered H Shareholders") are entitled to the Company's final dividends for 2006, and are eligible to attend the AGM conditional upon completion of the necessary registration procedures.

Final dividends payable to the shareholders of domestic shares will be declared and paid in Renminbi, while dividends payable to shareholders of H shares will be declared in Renminbi and paid in Hong Kong dollars (calculated based on the arithmetic average of the closing exchange rate of Renminbi to Hong Kong dollars published by the People's Bank of China over the calendar week prior to Tuesday, 12 June 2007). The dividends will be paid on Thursday, 28 June 2007, subject to the approval of the profit distribution proposal for the year 2006 at the AGM.

6. **Closure of H share register of members**

For the convening of the AGM and the payment of the final dividends for 2006, in respect of shareholders of H shares, the Company's H share register of members will be closed from Saturday, 12 May 2007 to Tuesday, 12 June 2007, both days inclusive, during which period no transfer of the Company's H shares will be effected. In order to be entitled to the Company's final dividends for 2006 and/or attend the AGM, shareholders of the Company's H shares are required to lodge their respective instrument(s) of transfer and the relavant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 11 May 2007.

7. **Registration procedure for attending the AGM**

(1) Shareholders who are entitled to and who intend to attend the AGM are required to deliver the completed and signed written reply to the Secretarial Office of the Board on or before Wednesday, 23 May 2007. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the AGM shall also deliver copies of their instruments of transfer and the relevant share certificates to the Secretarial Office of the Board on or before Wednesday, 23 May 2007.

(2) Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the AGM, and shall issue copies or facsimile copies of admission cards for attending the AGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original admission cards.

8. Proxies

(1) Any shareholder who is entitled to attend the AGM is entitled to appoint one or more proxies to attend and vote at the AGM on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "Proxy Form") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the shareholder who is entitled to attend the AGM or his attorney duly authorized in writing. If the Proxy Form is signed by the attorney of a shareholder, the power of attorney or other authorization documents authorizing the attorney to appoint the proxy shall be notarized. If the attorney is a corporation, then the Proxy Form shall be executed under the company's seal or shall be executed by its director or a duly authorized person.

(2) In respect of shareholders of the Company's domestic shares, the notarized power of attorney or other authorization documents and the completed Proxy Form shall be delivered to the Secretarial Office of the Board not less than 24 hours before the time designated for convening the AGM. In respect of Registered H Shareholders, the notarized power of attorney or other authorization documents and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the AGM.

9. Procedure to demand a poll

Pursuant to articles 75 to 76 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who posses the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forth with. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs except for as otherwise prescribed by applicable securities listing rules or other securities laws or regulations, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The AGM is expected to take half a day. Shareholders attending the AGM shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the contact details of the Secretarial Office of the Board are as follows:

No. 14 Jinan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-8236 6222
Fax No.: 86531-8236 6090 / 8236 6091

(4) The address and contact details of Hong Kong Registrars Limited are as follows:

Rooms 1712-1716, 17th floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990 / 2529 6087

* *For identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors (the "Board") of 華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "Company") has resolved that the 2006 Annual General Meeting ("AGM") of the Company will be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 10 a.m. on Tuesday, 12 June 2007 for the purpose of considering the following matters:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the Board for the year 2006.

2. To consider and approve the report of the Supervisory Committee for the year 2006.

3. To consider and approve the audited financial statements for the year 2006.

4. To consider and approve the profit distribution proposal for the year 2006. *(Note 1)*

5. To consider and approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31 December 2007, and to authorize the Board to determine their remunerations.

6. To consider and approve the report of the Independent Non-executive Directors for the year 2006. *(Note 2)*

7. To consider and approve the resolution concerning the elections of Mr. Chen Bin and Mr. Zhong Tonglin as Directors of the Company. *(Note 3)*

SPECIAL RESOLUTION

8. To consider and approve the resolution concerning the issuance of short-term debentures. *(Note 4)*

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
20 April 2007

Notes:

1. **Profit distribution proposal of the Company for the Year 2006**

As audited by KPMG and KPMG Huazhen, net profit attributable to shareholders of the Company for the financial year ended 31 December 2006, based on the financial reports of the Company, its subsidiaries and jointly controlled company (the "Group") prepared under International Financial Reporting Standards ("IFRS") was RMB 1,201,201,000; and net profit attributable to shareholders of the Company, based on the financial reports of the Group prepared under PRC Accounting Standards and Regulations ("PRC GAAP") was RMB 1,121,886,000. The Company shall transfer 10% of its net profit attributable to shareholders for 2006 as shown in the accounts prepared under PRC GAAP (i.e. an amount of RMB 112,189,000) to the statutory surplus reserve. Moreover, according to the Notice on accounting issues relating to the implementation of the Company Law of the PRC promulgated by the Ministry of Finance (Cai Qi [2006] No.67), the Group transferred the balance of the statutory public welfare fund as at 31 December 2005 amounting to RMB 379,434,000 to statutory surplus reserve. As disclosed in the Company's 2006 annual results announcement dated 23 March 2007, the Board recommended the payment of a final dividend of RMB 0.062 per share (including tax) for the financial year ended 31 December 2006, totaling approximately RMB 373,307,220.

2. **Report of the Independent Non-executive Directors**

The report of the Independent Non-executive Directors of the Company for the year 2006 is prepared in compliance with the relevant and applicable PRC regulatory requirements, and will be proposed for approval by the Company's shareholders at the AGM as required under such requirements. The report is available on the website of the Shanghai Stock Exchange of the PRC at http://www.sse.com.cn.

3. **Elections of Mr. Chen Bin and Mr. Zhong Tonglin as Directors of the Company**

The sixteenth meeting of the forth session of the Board nominated Mr. Chen Bin and Mr. Zhong Tonglin as candidates for Directors of the Company in accordance with the recommendation of shareholders of the Company. After considering the proposal to nominate Mr. Chen Bin and Mr. Zhong Tonglin as candidates for Directors of the Company, the Board submitted such proposal to AGM for approval. The term of office as Directors for Mr. Chen Bin and Mr. Zhong Tonglin will last until the date on which the forth session of the Board expires and they are subject to re-election. Mr. Chen Bin and Mr. Zhong Tonglin do not have any equity interests in the Company at present. During their term of office as directors, the Board will determine their remunerations.

(1) Accumulative Poll

In accordance with the relative PRC rules and the relevant regulations of the articles of association the Company, the election and re-election of Directors will adopt the method of accumulative poll. Therefore, each share held by the shareholders participating in the poll shall have the voting rights equal to the number of candidates for Directors (i.e. 2), and every shareholder may either cast all its ballots to one candidate or to two candidates separately. The number of ballots (including ballot "for" and "against") cast for all the candidates by each shareholder shall not exceed the total number of ballots it is entitled to.

(2) Resiganation of Mr. Zhang Bingju and Mr. Tian Peiting

Mr. Zhang Bingju (張炳炬) and Mr. Tian Peiting (田沛亭),each a director of the Company currently in office, has each indicated that he will, for the reasons of work reallocation, resign as a director of the Company with effect from the conclusion of the AGM.Mr. Zhang and Mr. Tian have confirmed to the Company respectively that each of them is not aware of any matters about the Company that need to be brought to the attention of the shareholders.

(3) Biographical details of Mr. Chen Bin and Mr. Zhong Tonglin:

Mr. Chen Bin, Chinese, born in November 1958, holds a bachelor's degree in law, is an engineer and is currently the Head of Marketing Department of China Huadian Corporation. Mr. Chen graduated from Hebei University and has 27 years' experience in electric power management. Mr. Chen joined the People's Liberation Army in 1976. From 1980, Mr. Chen has successively held such positions as Clerk of the Communist Party of China ("CPC") Committee, Technician and Deputy Head of Overhaul Section of Hangzhou Zhakou Power Plant; Clerk and Deputy Head of Working Office of Power Bureau of Zhejiang Province; Deputy Factory Director in charge of production and Factory Director of Hangzhou Banshan Power Plant; the General Manager and Secretary to the CPC Committee of Hangzhou Banshan Power Company Limited; Head of, and Secretary to the CPC Committee of Zhejiang Representative Office of China Huadian Corporation.

Mr. Zhong Tonglin, Chinese, born in February 1960, holds a master's degree, is a senior engineer and is currently the Deputy General Manager of the Company. He is also the Chairman of Anhui Chizhou Jiuhua Power Generation Company Limited, the Chairman of Huadian Weifang Power Company Limited, Vice Chairman of Sichuan Guangan Power Generation Company Limited, Vice Chairman of Ningxia Power Generation (Group) Company Limited, and Director of Huadian Qingdao Power Generation Company Limited. Mr. Zhong graduated from the Shanghai Electric Power College. He has 24 years' experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr. Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No.3 Electric and Construction Company and Shandong Electric Power Group Corporation.

4. Issuance of short-term debentures of the Company

To consider and approve the issuance of short-term debentures with a ceiling of RMB 4.0 billion within the PRC from the conclusion of the 2006 AGM to the conlusion of the 2007 AGM. Such issuance can be once off or multiple, and the sum of short-term debenture repaid can be re-issued subject to the total sum of short-term debenture not exceeding RMB 4.0 billion at any time within the term of authorization. Such resolution is in lieu of the issuance of short-term debenture by the Company with principal value not exceeding RMB 4.0 billion, which is authorized by the Extraordinary General Meeting held on 5 February 2007. The Company confirms that it has not issued any short-term debentures based on such authorization up to now.

To authorize any one of the Executive Directors or the Chief Accountant to handle matters in relation to the short-term debentures application and issuance of short-term debentures including the determination of timing, interest rate, plan and use of proceeds, and execution of the documents and agreements required for application and issuance including the underwriting agreement and the offering prospectus.

5. Eligibilty of attending the AGM and payment of dividends

Shareholders of the Company's H shares whose names appear on the Company's register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 11 May 2007 ("Registered H Shareholders") are entitled to the Company's final dividends for 2006, and are eligible to attend the AGM conditional upon completion of the necessary registration procedures.

Final dividends payable to the shareholders of domestic shares will be declared and paid in Renminbi, while dividends payable to shareholders of H shares will be declared in Renminbi and paid in Hong Kong dollars (calculated based on the arithmetic average of the closing exchange rate of Renminbi to Hong Kong dollars published by the People's Bank of China over the calendar week prior to Tuesday, 12 June 2007). The dividends will be paid on Thursday, 28 June 2007, subject to the approval of the profit distribution proposal for the year 2006 at the AGM.

6. Closure of H share register of members

For the convening of the AGM and the payment of the final dividends for 2006, in respect of shareholders of H shares, the Company's H share register of members will be closed from Saturday, 12 May 2007 to Tuesday, 12 June 2007, both days inclusive, during which period no transfer of the Company's H shares will be effected. In order to be entitled to the Company's final dividends for 2006 and/or attend the AGM, shareholders of the Company's H shares are required to lodge their respective instrument(s) of transfer and the relavant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at Rooms 1712-1716, 17th floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Friday, 11 May 2007.

7. Registration procedure for attending the AGM

(1) Shareholders who are entitled to and who intend to attend the AGM are required to deliver the completed and signed written reply to the Secretarial Office of the Board on or before Wednesday, 23 May 2007. Please use the "Reply Slip for Attendance" or a duplicate copy thereof to reply. In addition to the requirements mentioned above, Registered H Shareholders who intend to attend the AGM shall also deliver copies of their instruments of transfer and the relevant share certificates to the Secretarial Office of the Board on or before Wednesday, 23 May 2007.

(2) Shareholders may deliver the necessary registration documents to the Company in person, by post or by facsimile. Upon receipt of the above documents, the Company shall complete the registration procedures in respect of attending the AGM, and shall issue copies or facsimile copies of admission cards for attending the AGM by post or by facsimile. Shareholders or their proxies may produce such copies of the admission cards at the time of attending the meeting in exchange for the original admission cards.

8. Proxies

(1) Any shareholder who is entitled to attend the AGM is entitled to appoint one or more proxies to attend and vote at the AGM on his behalf by completing the enclosed "Proxy Form For Use at the Annual General Meeting" (the "Proxy Form") or by completing a duplicate copy thereof. A proxy need not be a shareholder of the Company. Should more than one proxy be appointed, such proxies shall only exercise their voting rights on a poll. The Proxy Form shall be signed by the shareholder who is entitled to attend the AGM or his attorney duly authorized in writing. If the Proxy Form is signed by the attorney of a shareholder, the power of attorney or other authorization documents authorizing the attorney to appoint the proxy shall be notarized. If the attorney is a corporation, then the Proxy Form shall be executed under the company's seal or shall be executed by its director or a duly authorized person.

(2) In respect of shareholders of the Company's domestic shares, the notarized power of attorney or other authorization documents and the completed Proxy Form shall be delivered to the Secretarial Office of the Board not less than 24 hours before the time designated for convening the AGM. In respect of Registered H Shareholders, the notarized power of attorney or other authorization documents and the completed Proxy Form shall be delivered to Hong Kong Registrars Limited not less than 24 hours before the time designated for convening the AGM.

9. Procedure to demand a poll

Pursuant to articles 75 to 76 of the Company's articles of association, at any general meeting of the Company, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded by:

(i) the chairman of the meeting;

(ii) at least two shareholders, who posses the right to vote, present in person or by proxy; or

(iii) one or more shareholders (including proxies) representing, either calculated separately or in aggregate, one-tenth or more of all shares carrying the right to vote at the meeting.

A demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forth with. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs except for as otherwise prescribed by applicable securities listing rules or other securities laws or regulations, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

10. Miscellaneous

(1) Each of the shareholders of the Company (or his proxy) shall exercise his voting rights according to the number of shares with voting rights represented by him and shall be entitled to one vote for each share held.

(2) The AGM is expected to take half a day. Shareholders attending the AGM shall be responsible for their own travel and accommodation expenses.

(3) The registered address of the Company and the contact details of the Secretarial Office of the Board are as follows:

No. 14 Jinan Road
Jinan, Shandong Province
The People's Republic of China
Tel No.: 86531-8236 6222
Fax No.: 86531-8236 6090 / 8236 6091

(4) The address and contact details of Hong Kong Registrars Limited are as follows:

Rooms 1712-1716, 17th floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong
Tel No.: 852-2862 8628
Fax No.: 852-2865 0990 / 2529 6087

* *For identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We ______________________ with H share shareholder account number (if applicable): ______________________ of ______________________ *(Note 1)*, being shareholder(s) of ______________________ domestic shares / ______________________ H shares *(Note 2)* in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________ of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the 2006 Annual General Meeting of the Company to be held at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC (中國北京市宣武區菜園街1號北京中環假日酒店) at 10:00 a.m. on Tuesday, 12 June 2007 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To consider and approve the report of the Board for the year 2006.		
2. To consider and approve the report of the supervisory committee for the year 2006.		
3. To consider and approve the audited financial statements for the year 2006.		
4. To consider and approve the profit distribution proposal for the year 2006. *(Note 1)*		
5. To consider and approve the re-appointments of KPMG and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year 2007, and to authorize the Board to determine their remunerations.		
6. To consider and approve the report of the Independent Non-executive Directors for the year 2006. *(Note 2)*		
7. To consider and approve the resolution concerning the elections of Mr. Chen Bin and Mr. Zhong Tonglin as directors of the Company.		
7.1 To consider and approve the resolution concerning the election of Mr. Chen Bin.		
7.2 To consider and approve the resolution concerning the election of Mr. Zhong Tonglin.		
SPECIAL RESOLUTION		
8. To consider and approve the resolution concerning the issuance of short-term debentures. *(Note 4)*		

Signature *(Note 5)* ______________________ Date: ______________________ 2007

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time designated for convening the Annual General Meeting.
7. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 7.

* *for identification only*

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

REPLY SLIP FOR ATTENDANCE

I/We, ____.

being shareholder(s) of ____________________ domestic shares / ____________________ H shares# in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "Company"), intend to attend the Annual General Meeting of the Company to be held on Tuesday, 12 June 2007.

Name of shareholder attending the Annual General Meeting: ______________________________

H share shareholder account number (if applicable): ______________________________

Signature of shareholder: ______________________________

Date: ____________________, 2007

\# Delete where appropriate

Notes:

1. Please enclose duplicate copy of your identity documents (identity card or passport).

2. This reply slip shall be completed and signed and shall be delivered to the Secretarial Office of the Board of Directors of the Company at No.14, Jingsan Road, Jinan, Shandong Province, the People's Republic of China (tel. no: 86-531-8236 6222, contact person: Mr. Zhou Lianqing) on or before Wednesday, 23 May 2007. This reply slip may be returned in person (registration procedures for attending the Attend General Meeting may forthwith be proceeded thereafter), or delivered by post (postal code: 250001) or by facsimile (fax no: 86-531-8236 6090 / 8236 6091).

* *for identification only*

HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS OF THE 17TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The 17th meeting of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was convened on 27 April 2007 at the Company's conference room situating at No.14 Jingsan Road, Jinan City, Shandong Province, the PRC. The meeting was presided over by Mr. Cao Peixi, chairman of the Board and 12 directors of the Company attended the meeting in person. The meeting was convened in compliance with the relevant PRC laws and regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the meeting as non-voting participants. The following resolutions were passed upon the voting by the directors attending the meeting:

1. The Proposal on Amendments to the Accounting Policies of the Company was considered and approved, approving the Company's amendments to the accounting policies in accordance with changes of the relevant PRC laws and regulations on accounting policies.

2. The Company's first quarterly report of 2007 prepared under the PRC Accounting Standards for Enterprises and in accordance with the requirements of China Securities Regulatory Commission was considered and approved. The Secretary to the Board was authorized to amend the same at his discretion and timely publish the same pursuant to the relevant regulations of the Stock Listing Rules of Shanghai Stock Exchange (the "SSE") and the simultaneous disclosure required by the Hong Kong Stock Exchange.

3. The Proposal on Appointing the Company's Deputy General Manager, General Engineer as well as Dismissing the Company's Deputy General Manager was considered and approved, unanimously approving the appointments of Mr. Bai Hua and Mr. Wang Hui as the Company's deputy general managers and Mr. Xie Yun as the Company's general engineer, and the stepping down of Mr. Geng Yuanzhu from the position of deputy general manager of the Company.

   Such changes came into effect on 6 April 2007, the nomination date by the general manager.

   The independent directors have no objection to the candidates above.

4. The Proposal of Providing Guarantee in favour of Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Wind Power Company") for Loans for a Wind Power Project was considered and approved, approving the Company to provide guarantee for loans for the purchase of wind power generating equipments by Binhai Wind Power Company, a wholly owned subsidiary of the Company, with aggregate secured sum not exceeding RMB 576,090,000; and authorizing the general manager or the chief accountant to determine the term of the guarantee pursuant to the project's progress, and to execute the guarantee agreement or other documents related to such guarantee. Such guarantee will successively happen in line with the delivery of wind power generating equipments and payment of consideration during the construction period of the wind power project. Upon the execution of the guarantee agreement, the Company will disclose the details of such agreement separately in accordance with the requirements of the SSE on disclosure of guarantee.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
27 April 2007

* *for identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

END